Exhibit 99.1

Beamr to enable real-time video streaming over 5G with NVIDIA Holoscan for Media

Herzliya Israel, April 09, 2024 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today announced that it plans to demonstrate a real-time video optimization application with the NVIDIA Holoscan for Media, a software-defined platform that enables developers to easily build live media applications, at NAB Show 2024, a premier event for the broadcasting, streaming and media industry in Las Vegas, Nevada, on April 13-17, 2024.

5G increased bandwidth is not sufficient to support the always-growing demand for real-time video streaming required for live event transmission and other use cases across a wide set of industries, including edge computing, IoT, and building robots, drones, autonomous vehicles and automated cameras. With these industries’ increasing use of ultra-high-definition video (UHD or 4K), Internet suppliers are struggling to support the upload speed required to stream at the right video quality.

Beamr’s proven ability to significantly reduce video file size without compromising quality, now demonstrated in real-time video streaming, may provide a solution to this challenge. The real-time video optimization is based on Beamr’s perceptual optimization technology (CABR), backed by 53 patents, already operational for various use cases.

The optimized real-time streaming, using Beamr’s optimization technology, is planned to be demonstrated using NVIDIA Holoscan for Media - a software-defined platform for building and deploying applications for live media. Holoscan for Media revolutionizes application development for this rapidly evolving market by providing an IP-based, cloud-native architecture that is not constrained by dedicated hardware, environments, or locations. Beamr CABR applied in Holoscan for Media fully supports AV1, combining latest codec efficiency from AOM and Beamr quality optimization for minimal bandwidth with optimal streaming quality.

Beamr CEO Sharon Carmel said: “There is an urgent need for solutions for live-streaming video, edge products, or the Internet of Things in the rapidly growing video world. Beamr’s ability to lower bitrate and enable 4K video streaming at scale and over 5G has the potential to grow usage, improve user experience, and lower costs for such enterprises.”

“Livestreams are being revolutionized by emerging workflows that demand greater efficiency and flexibility,” said Sepi Motamedi, Senior Product Marketing Manager for Live Media Solutions at NVIDIA. “By combining Beamr’s technologies with NVIDIA Holoscan for Media, broadcasters can harness real-time video optimizations to deliver the next generation of viewing experiences.”

NAB Show is produced annually by the National Association of Broadcasters and presents the forefront products and technology for the broadcasting industry. Beamr is inviting all NAB Show attendees interested in Beamr tech’s real-time video streaming capabilities to schedule a meeting. For registration, please click the link.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr’s perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 4, 2024 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com